UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	July	2024

Commission File Number	001-41722

METALS ACQUISITION LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St. St. Helier, Jersey, JE49WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒              Form 40-F  ☐

The information in this Form 6-K, including Exhibit 16.1 attached hereto, is furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Exchange Act.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)	Resignation of Independent Registered Public Accounting Firm

Metals Acquisition Limited (the “Company”) has replaced Ernst & Young LLP (Canada) (“EY Canada”) with Ernst & Young LLP (Australia) (“EY Australia”) as its independent registered public accounting firm. As described below, the change in independent registered public accounting firms is not the result of any disagreement with EY Canada.

On July 16, 2024, the Audit and Risk Committee of the Board of Directors of the Company (the “Audit and Risk Committee”) approved the dismissal of EY Canada as the Company’s independent registered public accounting firm and appointed EY Australia.

The reports of EY Canada on the Company’s consolidated financial statements as of December 31, 2023, December 31, 2022 and January 1, 2022 and for the fiscal years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through July 16, 2024, there have been no (i) disagreements with EY Canada on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of EY Canada, would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, except that, in connection with the preparation of the Company’s financial statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report), EY and management identified material weaknesses in the Company’s internal control over financial reporting, as described in the 2023 Annual Report.

The Company provided EY Canada with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from EY Canada a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of EY Canada’s letter dated July 18, 2024 is attached as Exhibit 16.1 to this Form 6-K.

(b)	New Independent Registered Public Accounting Firm

On July 16, 2024, the Audit and Risk Committee engaged EY Australia as the Company’s independent registered public accounting firm and auditor to act as the principal accountant to audit the Company’s financial statements for the 2024 fiscal year. During the Company’s fiscal years ended December 31, 2022 and 2023, and through July 16, 2024, neither the Company, nor anyone acting on its behalf, consulted with EY Australia regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided that EY Australia concluded was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
16.1	Letter from Ernst & Young LLP (Canada) to the Securities and Exchange Commission, dated July 18, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED
(Registrant)

Date:	July 18, 2024	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer

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